SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

THE MIDLAND COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

597486109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 597486109
Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John R. LaBar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,075,589
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,075,589
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON* IN

Page 3 of 4 Pages

Item 1(a)     Name of Issuer: The Midland Company

Item 1(b)     Address of Issuer's Principal Executive Office:

7000 Midland Boulevard
Amelia, Ohio 45102-2607

Item 2(a)     Name of Person Filing: John LaBar

Item 2(b)     Address of Principal Business Office:

7000 Midland Boulevard
Amelia, Ohio 45102-2607

Item 2(c)      Citizenship: U.S.A.

Item 2(d)     Title of Class of Securities: Common Stock, No Par Value

Item 2(e)     CUSIP Number: 597486109

Item 3       If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: N/A

Item 4      Ownership:

(a) See Item 9 of cover page.
(b) See Item 11 of cover page.
(c) See Items 5-8 of cover page.

Items 5, 7 and 9 include 24,200 shares that may be acquired through exercise of options within 60 days and 139,796 shares held by Mr. LaBar’s spouse as Trustee for various trusts.

According to its Form 10-Q filed with the SEC on November 9, 2006, as of November 3, 2006, Midland had 19,145,649 shares of its Common Stock outstanding. Accordingly, Mr. LaBar is deemed to beneficially own 5.6% of the outstanding Common Stock of Midland.

Item 5	Ownership of 5% or Less of Class: N/A

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Page 4 of 4 Pages

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2007                                                  /s/ John R. LaBar
                                                __________________________________________________
                                                John R. LaBar